Exhibit 99.5

Non-Solicitation; Go-Shop and No-Shop

From signing until 11:59 p.m., Pacific time, on December 5, 2025 (the “No-Shop Period Start Date,” and such period, the “Go-Shop Period”), the Issuer may solicit, initiate, propose, encourage or facilitate Acquisition Proposals, in each case pursuant to and subject to the terms of the MTA.

From and after the No-Shop Period Start Date and until the earlier of the Effective Time or termination of the MTA, the Issuer will be subject to customary no-shop restrictions, subject to a fiduciary out and the Superior Proposal and change-of-recommendation process set forth in the MTA. That process includes, among other things, (i) a four Business Day notice and negotiation period before the Independent Committee may effect a change of recommendation or terminate to enter into a Superior Proposal, during which the Issuer must, if requested, negotiate in good faith with OpCo Buyer and/or PropCo Buyer regarding any proposed changes to the MTA, (ii) a three day reset of the notice period for any subsequent material revisions to such Superior Proposal and (iii) a separate five Business Day process in the case of an Intervening Event, in each case as further described in the MTA.

Termination Fees; Outside Date

The MTA contains customary termination rights, including the right of any party to terminate if the Effective Time has not occurred by November 5, 2026 (the "Initial Outside Date"); provided that the Initial Outside Date will be automatically extended to February 5, 2027 if, as of the Initial Outside Date, all conditions other than Gaming and Liquor Approvals or Orders related to any Specified Law have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or, to the extent permitted by law, validly waived by the parties. If the MTA is terminated under specified circumstances, including, among others, (i) a termination by the Issuer to enter into a definitive agreement providing for a Superior Proposal or (ii) a termination by OpCo Buyer or PropCo Buyer following a change of recommendation by the Independent Committee or the Issuer's entry into an Acquisition Agreement, the Issuer will be required to pay a termination fee of $37,000,000 in the aggregate and if the MTA is terminated for the same reasons prior to the No-Shop Start Date, the Issuer will be required to pay a termination fee of $16,400,000 in the aggregate, and in each case, OpCo Buyer shall be entitled to 25% of such termination fee and PropCo Buyer shall be entitled to 75% of such termination fee. In addition, under certain other specified circumstances involving an outstanding or publicly disclosed Acquisition Proposal and the consummation of a subsequent transaction within a tail period following termination, the Issuer may be required to pay the Company Termination Fee. In certain circumstances, including a "Financing Failure" (as defined in the MTA) and a termination by the Issuer pursuant to the MTA, OpCo Buyer will be required to pay to the Issuer a reverse termination fee of $10,000,000, as further described in the MTA. Further, in certain circumstances, if the MTA is terminated by PropCo Buyer as a result of the Issuer's breach of a representation, warranty or covenant such that a closing condition is not reasonably capable of being satisfied, the Issuer shall be required to pay OpCo Buyer and PropCo Buyer the aggregate amount of all reasonable out-of-pocket fees and expenses actually incurred by OpCo Buyer, PropCo Buyer and their respective Affiliates in connection with the preparation, negotiation and execution of the MTA and the related agreements, subject to an aggregate cap payable by the Issuer of $10,000,000, as set forth in the MTA. There are also circumstances in which OpCo Buyer and PropCo Buyer shall reimburse each other for such amounts in the event the MTA is terminated pursuant to certain termination events.

Additional Covenants; Other Terms

The Issuer made customary representations, warranties and covenants in the MTA. The MTA also contains customary representations, warranties and covenants of OpCo Buyer, PropCo Buyer and PropCo Merger Sub, including, among others, covenants by PropCo Buyer to use reasonable best efforts to cause the PropCo Buyer Shares to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time and by the parties to use reasonable best efforts to prepare and file with the SEC the Registration Statement and a Schedule 13E-3 and to obtain required Gaming and Liquor Approvals. The MTA also contains a covenant that in the event of a condemnation or casualty event that results in certain losses , the Issuer shall be required to provide written notice to PropCo Buyer (with the Issuer required to obtain PropCo Buyer’s written consent before taking actions to restore and repair damage to the applicable Subject Properties in the case of certain significant losses, as further described in the MTA).

As promptly as practicable following the Effective Time, the Issuer’s shares will be delisted from The Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended.